51 South Duke Street

Lancaster, PA 17602

(717) 291-1031

www.stevenslee.com

Direct Dial: (610) 478-2242

Email: wesley.kelso@stevenslee.com

Direct Fax: (610) 236-4176

January 27, 2022

Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amalgamated Specialty Group Holdings, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed on December 17, 2021

File No. 024-11534

Dear Ms. Livingston:

On behalf of Forge Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated January 19, 2022, related to Amendment No. 3 to the above-referenced Offering Statement (the “Offering Statement”), which was filed on December 17, 2021 (“Amendment No. 3”). In response to the comments in the Staff’s letter, the Company has revised the Offering Statement, and the Company is filing via EDGAR Amendment No. 4 to the Offering Statement (“Amendment No. 4”) together with this response letter.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the offering circular included in the Offering Statement (the “Offering Circular”).

Amendment No. 3 to Offering Statement on Form 1-A

Offering Statement on Form 1-A

Item 1. Issuer Information, page 2

1. We note Part I discloses “Amalgamated Specialty Group Holdings, Inc.” while the repeat disclosure in Part II & III discloses “Forge Group, Inc.” as the issuer. Please revise to consistently disclose the current name of the issuer as specified in their charter.

Response: The Company has revised Part I of the Offering Statement to disclose the current name of the issuer as Forge Group, Inc.

Allentown ● Bergen County ● Bala Cynwyd ● Cleveland ● Fort Lauderdale ● Harrisburg ● Lancaster ● New York

Philadelphia ● Princeton ● Reading ● Rochester ● Scranton ● Valley Forge ● Wilkes-Barre ● Wilmington

A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 27, 2022

Offering Circular Summary

Conditions to Completion of the Conversion and this Offering, page 8

2. Please discuss in greater detail, where appropriate, the controlling interests expected to be held by MCW and MCIF following completion of the offering and the conversion (e.g., any ability to control corporate actions of the company) and any conflicts of interest between MCW, MCIF and purchasers in the offering. Please also add related risk factor disclosure.

Response: The Company has revised the disclosure on page 8 of the Offering Circular to disclose the controlling interests expected to be held by MCW and MCIF following completion of the offering and the conversion and any conflicts of interest between MCW, MCIF and purchasers in the offering. A related risk factor has been added on page 23 of the Offering Circular.

MD&A

Right-of-Use Asset and Operating Lease Liability, page 66

3. We note the disparity between the impairment of RoU amounts shown in the three tables, and the narrative beneath those tables regarding which periods have impairments. Please revise to clarify which periods had impairments, the reason for each, and if you expect this trend to continue.

Response: The Company has revised the disclosure on page 66 of the Offering Circular to clarify the periods during which the Right-of-Use Assets had impairments, the reason for the impairment in each period, and whether the Company expects this trend to continue.

The Conversion and Offering

Proposed Management Purchases, page 110

4. We note your disclosure that MCIF, an investment fund managed by Mutual Capital Investment Advisors, LLC, of which Jason Wolfe is the President and Chief Executive Officer, intends to purchase up to 550,000 shares of your common stock in the public offering. Noting your disclosure on page 8 that following completion of the offering, MCIF is expected to own in excess of 20% of your outstanding capital stock and will be considered a controlling party of ACIC, please tell us whether Mr. Wolfe is expected to be deemed an independent director following completion of the offering and revise the “Management” section as applicable.

Response: There are no agreements, written or oral, between the Company or ACIC and MCW, MCIF, or Roumell Opportunistic Value Fund that obligates any of them to purchase shares of Company common stock or that in any way obligates the Company to take any actions or restricts the Company from taking any actions after completion of the offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 27, 2022

5. We note your disclosure on page 111 that each of MCW, MCIF, and Roumell Opportunistic Value Fund intends to purchase certain amounts of shares in the public offering. Please revise to clarify whether they have any agreements or obligations to do so. If applicable, please disclose the material terms of any such agreements. We may have further comment based upon your revisions.

Response: Although Mutual Capital Investment Advisors, LLC (“MCIA”) is the manager of MCIF, neither MCIA nor Jason Wolfe has the power to direct the purchase, sale, or voting of the shares of common stock of the Company that will be held by MCIF. That power is reserved to the managing partner of MCIF. Accordingly, the Company believes that Jason Wolfe meets the definition of “Independent Director” under NASDAQ Rule 5605(a)(2) and Mr. Wolfe is expected to be deemed an independent director following completion of the offering.

Management

Executive Compensation, page 126

6. We note that subsequent to the filing of Amendment No. 3 to Form 1-A, the company’s fiscal year ended. Accordingly, your next amendment should include updated executive compensation information for the fiscal year ended December 31, 2021.

Response: The Company has updated the executive compensation information on page 126 of the Offering Circular to include the compensation information for the fiscal year ended December 31, 2001.

Index to F/S, page F-1

7. Please revise to provide the unaudited interim financial statements for American Risk Management, Inc. for the six months ended June 30, 2021, as required by Form 1-A Part F/S(c)(1) and Regulation S-X rule 8-04 for businesses acquired by the Issuer, or tell us why you believe they are not required, including supporting analysis for that conclusion.

Response: The Company has revised the Offering Circular to include the unaudited interim financial statements for American Risk Management, Inc. for the six months ended June 30, 2021.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 27, 2022

General

8. We note that you have changed your name from Amalgamated Specialty Group Holdings, Inc. to Forge Group, Inc. Please ensure that your information is updated on EDGAR to reflect this change.

Response: The Company has updated its information on EDGAR to reflect the change in its name.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 471-9870.

Sincerely,

STEVENS & LEE

Wesley R. Kelso

WRK:aml

cc:    Ms. Jessica Livingston (w/enc.)

Mr. Patrick J. Bracewell

Mr. Daniel McFadden

Mr. Jeffrey P. Waldron

Mr. Tim Nowak

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